Exhibit B

December 23, 2021

The Board of Directors
Hailiang Education Group Inc. (the "Company")
28/F Hailiang Building, 1508 Binsheng Road
Binjiang District, Hangzhou City
Zhejiang 310051
People's Republic of China

Dear Sirs:

I, Hailiang Feng, the Founder of the Company, am pleased to submit this preliminary non-binding proposal (this "Proposal") to acquire all the outstanding ordinary shares (the "Shares") of the Company, including all the Shares represented by American depositary shares ("ADS", each representing sixteen (16) Shares), that are not already owned by me and my affiliates in a going-private transaction (the "Acquisition"), which will result in the delisiting of the ADS of the company from the NASDAQ.

I believe that the Acquisition provides an attractive opportunity to the Company's shareholders. Our proposed purchase price of US$14.31 per ADS in cash represents a premium of approximately 25% over the closing price of the Company's ADSs on December 22, 2021.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. My affiliates and I beneficially own approximately 87.28% of all the issued and outstanding Shares of the Company, which represent approximately 87.28% of the aggregate voting power of the Company, based on the Company's latest outstanding number of shares as publicly disclosed. I am confident in our ability to consummate an Acquisition as outlined in this Proposal.

1. Buyer. My affiliates and I will be the purchaser in the Acquisition. As the controlling shareholder of the Company, I am interested only in pursuing the Acquisition and am not interested in selling our Shares or in participating in any other transaction involving the Company.

2. Purchase Price and Acquisition Structure. My proposed consideration payable for the Acquisition is US$14.31 per ADS (the "Offer Price"), in cash. Each ADS represents sixteen (16) Shares. I expect to form a special purpose acquisition vehicle ("Merger Sub") and implement the Acquisition through a statutory merger under the Cayman Islands company law of the Merger Sub with the Company.

3. Financing. I am confident that I can timely secure adequate financing to consummate the Acquisition.

4. Due Diligence. I believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on definitive agreements.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. I will file relevant documents, if any, as required by law. I am sure you will agree that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until I have executed the Definitive Agreements or terminated our discussions.

7. Process. I believe that the Acquisition will provide value to the Company's shareholders. I recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In this regard, I believe it would be in the best interests of the Company for the Board to establish a special committee of independent directors to consider and evaluate this Proposal and the Acquisition.

8. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to express my commitment to working together with the Board and its special committee to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us.

Sincerely yours,

/s/ Hailiang Feng
Hailiang Feng